NEWS RELEASE

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FORD MOTOR COMPANY REPORTS INDUSTRY-RECORD OPERATING INCOME OF $7.2 BILLION IN
1999 AND RECORD FOURTH QUARTER EARNINGS OF $1.8 BILLION

DEARBORN, January 26, 2000 - Ford Motor Company [NYSE: F] earned $7.2 billion in 1999, more than any other automotive company in history, and also established a new company record for annual revenue, which was $163 billion, up 13 percent.

"Ford had an outstanding year in 1999 by most measures and we achieved industry-record earnings, but what truly set the company apart was our consumer-focused business strategy," said President and CEO Jac Nasser. "We made tremendous progress toward strengthening our brands and transforming the way all the people of Ford connect with consumers. This holistic approach is improving our core automotive business and enhancing shareholder value."

Ford reported full-year earnings of $7,237 million or $5.86 per diluted share of common and Class B stock. In 1998, Ford reported earnings of $22,071 million or $17.76 per share, including a non-cash gain of $15,955 million that resulted from Ford's spin-off of Associates First Capital [NYSE: AFS].

Fourth-quarter 1999 earnings were $1,806 million or $1.47 per share on revenue of $44 billion. In the fourth quarter of 1998, Ford earned $1,043 million or 84 cents per share on revenue of $38 billion. The fourth quarter of 1998 included a charge of $631 million or 51 cents per share primarily for employee separation programs in North America, Europe and South America.

As highlights of 1999, Nasser pointed to:

o Ford's acquisition of Volvo Car and the creation of the Premier Automotive Group, which is comprised of Volvo, Jaguar, Lincoln and Aston Martin, to drive growth in higher margin vehicle segments.
o The acquisitions of Kwik-Fit, Automobile Protection Corporation (APCO) and other businesses to accelerate Ford's growth in automotive consumer services.

o The development of e-business partnerships with Microsoft's CarPoint, Oracle, TeleTech, Yahoo! (announced in January 2000)and others to better connect with consumers and drive operating efficiencies at Ford, among its dealers and with supplier companies.

Ford also launched several highly successful products, including the Ford Focus, Mercury Sable and Ford Taurus in North America, as well as the Volvo S40/V40, Lincoln LS, Jaguar S-TYPE and Ford Excursion. In India, Ford launched the new IKON.

The Focus was the first vehicle to be named Car of the Year by journalists in both North America and Europe, and the Lincoln LS was named Motor Trend's Car of the Year.

AUTOMOTIVE OPERATIONS
Full-year 1999 earnings from automotive operations were a record $5,721 million on record revenue of $137 billion; after-tax return on sales (ROS) was 4.2 percent. In 1998, earnings from automotive operations were $4,752 million on revenue of $119 billion; ROS was 4.0 percent.

Worldwide factory unit sales of 7.2 million vehicles in 1999 exceeded the previous record of 7.0 million established in 1997. Ford also reduced its total costs in 1999 by $1 billion at constant volume and mix, bringing total cost reductions to more than $6 billion since 1996.

Net income from automotive operations in the fourth quarter of 1999 was a record $1,449 million on revenue of $38 billion, compared with fourth-quarter 1998 earnings of $820 million on revenue of $32 billion.

Up-front lump-sum payments of $103 million or eight cents per share associated with the ratification of the company's new contracts with the United Auto Workers (UAW) and Canadian Auto Workers (CAW) unions are included in automotive results in the North America region for the quarter.

"In North America, our momentum is very strong and our results in the region show the fundamental strength of our brands when the products are right and the cost is right," Nasser said. "Our results in Europe and South America are unacceptable, but we are making product investments that will deliver more hits such as the Ford Focus. At the same time, we are rigorously addressing costs."

North America: Full-year 1999 earnings in North America were a record $6,137 million on record revenue of $100 billion; ROS was 6.2 percent. Full-year 1998 earnings in North America were $4,612 million on revenue of $87 billion; ROS was 5.3 percent.

Fourth-quarter 1999 earnings in North America were a record $1,576 million on record revenue of $27 billion. Fourth-quarter 1998 earnings were $1,047 million on revenue of $24 billion. Compared with 1998, Ford's fourth-quarter 1999 earnings reflect the non-recurrence of the charge for employee separation costs, lower costs, higher volume and a more favorable vehicle mix.

Europe: Full-year 1999 earnings in Europe were $28 million on revenue of $30 billion. Full-year 1998 earnings in Europe were $193 million on revenue of $24 billion.

Fourth-quarter 1999 results in Europe improved to a loss of $55 million on revenue of $9 billion. Fourth-quarter 1998 results were a loss of $74 million on revenue of $7 billion. Compared with 1998, Ford's fourth-quarter 1999 results reflect the non-recurrence of the charge for employee separation costs, the addition of Volvo Car and lower taxes, offset by lower volumes and market share of Ford-brand vehicles, primarily the Ka, Fiesta and Mondeo.

South America: Full-year 1999 results in South America were a loss of $452 million on revenue of $2 billion. In 1998, Ford lost $226 million in South America on revenue of $4 billion.

Fourth-quarter 1999 results in South America improved to a loss of $95 million on revenue of $547 million. Fourth-quarter 1998 results were a loss of $151 million on revenue of $725 million. Compared with 1998, Ford's fourth-quarter 1999 results primarily reflect lower costs and the non-recurrence of the charge for employee separation costs, partially offset by lower revenue.

Other Markets
Full-year 1999 earnings in Ford's other markets, which include Australia, Japan, Thailand, India and other Asia-Pacific countries, were $133 million on revenue of $5 billion. In 1998, Ford earned $173 million in the region on revenue of $4 billion.

Fourth-quarter 1999 earnings in the region were $23 million on revenue of $1 billion. In the same period in 1998, Ford lost $2 million on revenue of $815 million. These results reflect primarily Ford's share of the profit improvement at Mazda Motor Corp.

VISTEON AUTOMOTIVE SYSTEMS
The earnings of Visteon Automotive Systems are included in the company's automotive results. In 1999, Visteon earned $735 million, compared with $703 million in 1998.

In the fourth quarter of 1999, Visteon earned $95 million, compared with $129 million in fourth quarter of 1998. Compared with 1998, the decline in fourth-quarter 1999 earnings reflected the impact of negotiated price reductions, the labor agreement in North America and currency-related costs, offset partially by cost efficiencies and improved volume.

Ford and Visteon are close to completing a market-pricing review begun in 1999 of various carry-over components and systems Ford purchases from Visteon. When the review is completed and both parties agree to a final pricing level, it is expected that Visteon will reduce prices to Ford.

FORD CREDIT
Full-year 1999 earnings at Ford Credit were $1,261 million up 16 percent compared with 1998 earnings of $1,084 million. Return on equity was 11.5 percent, up 0.9 points.

In the fourth quarter of 1999, Ford Credit earned $309 million compared with earnings of $234 million in the fourth-quarter of 1998. Compared with 1998, the increase in fourth-quarter 1999 earnings reflects improved credit loss performance and a higher level of finance receivables, offset partially by higher operating costs.

HERTZ
The Hertz Corporation [NYSE: HRZ] reported its sixth consecutive year of record earnings in 1999, and eighth consecutive year of increased earnings. Full-year net income was $336 million, up 21 percent compared with earnings of $277 million in 1998. Ford's share of Hertz' 1999 earnings was $273 million.

In the fourth quarter of 1999, Hertz earned a record $60 million, up 26 percent compared with earnings of $48 million in the same period a year ago. Ford's share of Hertz' fourth-quarter 1999 earnings was $50 million.

2000 OUTLOOK AND MILESTONES
Earlier in January, Ford established financial milestones for 2000 to deliver record earnings in North America, improve results in Europe, South America and the rest of the world, grow total company revenue by $5 billion and reduce total costs by $1 billion. Ford Credit's milestone is to grow earnings by 10 percent while improving returns. The milestone for Hertz is to achieve record earnings (ninth year of increased earnings). The milestone for Visteon Automotive Systems is to achieve independence.

"We have great brands, innovative products in the market and in the pipeline, growing financial and consumer services businesses and an e-commerce strategy that will be a real competitive advantage. These are powerful platforms for growth," Nasser said. "I'm proud of what the Ford team accomplished in 1999, and our people are energized to deliver even greater value to consumers and shareholders in 2000."

                                      # # #

                      Ford Motor Company and Subsidiaries

                                   HIGHLIGHTS
                                   ----------
                                                                  Fourth Quarter                          Full Year
                                                            ----------------------------          ---------------------------
                                                               1999            1998                  1999           1998
                                                            ------------    ------------          ------------   ------------
                                                                    (unaudited)
Worldwide vehicle unit sales of
 cars and trucks (in thousands)
- North America                                                 1,280           1,197                 4,787          4,370
- Outside North America                                           639             617                 2,433          2,453
                                                                -----           -----                 -----          -----
    Total                                                       1,919           1,814                 7,220          6,823
                                                                -----           -----                 -----          -----
                                                                -----           -----                 -----          -----

Sales and revenues (in millions)
- Automotive                                                $  37,781       $  32,204             $ 136,973      $ 119,083
- Financial Services                                            6,637           5,699                25,585         25,333
                                                            ---------       ---------             ---------      ---------
    Total                                                   $  44,418       $  37,903             $ 162,558      $ 144,416
                                                            ---------       ---------             ---------      ---------
                                                            ---------       ---------             ---------      ---------

Net income (in millions)
- Automotive                                                $   1,449       $     820             $   5,721      $   4,752
- Financial Services (excl. The Associates)                       357             223                 1,516          1,187
- The Associates                                                    -               -                     -            177
- Gain on spin-off of The Associates                                -               -                     -         15,955
                                                            ---------       ---------             ---------      ---------
    Total                                                   $   1,806       $   1,043             $   7,237      $  22,071
                                                            ---------       ---------             ---------      ---------
                                                            ---------       ---------             ---------      ---------

Capital expenditures (in millions)
- Automotive                                                $   2,921       $   2,445             $   7,945      $   8,113
- Financial Services                                              155             106                   590            504
                                                            ---------       ---------             ---------      ---------
    Total                                                   $   3,076       $   2,551             $   8,535      $   8,617
                                                            ---------       ---------             ---------      ---------
                                                            ---------       ---------             ---------      ---------

Automotive capital expenditures as a
 percentage of sales                                              7.7%            7.6%                  5.8%           6.8%

Stockholders' equity at December 31
- Total (in millions)                                       $  27,537       $  23,409             $  27,537      $  23,409
- After-tax return on Common and
   Class B stockholders' equity                                  26.6%           17.8%                 28.1%          25.4%

Automotive net cash at December 31
 (in millions)
- Cash and marketable securities                            $  23,585       $  23,805             $  23,585      $  23,805
- Debt                                                         12,144           9,834                12,144          9,834
                                                            ---------       ---------             ---------      ---------
   Automotive net cash                                      $  11,441       $  13,971             $  11,441      $  13,971
                                                            ---------       ---------             ---------      ---------
                                                            ---------       ---------             ---------      ---------

After-tax return on sales
- North American Automotive                                       5.8%            4.5%                  6.2%           5.3%
- Total Automotive                                                3.9%            2.6%                  4.2%           4.0%

Shares of Common and Class B Stock
 (in millions)
- Average number outstanding                                    1,207           1,210                 1,210          1,211
- Number outstanding at December 31                             1,207           1,209                 1,207          1,209

Common Stock price (per share)
(adjusted to reflect The Associates
 spin-off)
- High                                                      $54-7/8         $59-7/8               $67-7/8        $61-7/16
- Low                                                        48-1/2          38-13/16              46-1/4         28-15/32

AMOUNTS PER SHARE OF COMMON AND CLASS B
 STOCK AFTER PREFERRED STOCK DIVIDENDS

Income assuming dilution
- Automotive                                                $    1.18       $    0.66             $    4.63      $    3.76
- Financial Services (excl. The Associates)                      0.29            0.18                  1.23           0.96
- The Associates                                                    -               -                     -           0.14
- Gain on spin-off of The Associates                                -               -                     -          12.90
                                                            ---------       ---------             ---------      ---------
    Total                                                   $    1.47       $    0.84             $    5.86      $   17.76
                                                            ---------       ---------             ---------      ---------
                                                            ---------       ---------             ---------      ---------

Cash dividends                                              $    0.50       $    0.46             $    1.88      $    1.72

                                      FS-1


                       Ford Motor Company and Subsidiaries

                               VEHICLE UNIT SALES
                               ------------------

                For the Periods Ended December 31, 1999 and 1998
                                 (in thousands)



                                                      Fourth Quarter                            Full Year
                                                  ------------------------              --------------------------
                                                   1999            1998                  1999              1998
                                                  --------        --------              --------          --------
                                                        (unaudited)                            (unaudited)

North America
United States
 Cars                                               497             428                 1,725             1,563
 Trucks                                             646             654                 2,660             2,425
                                                  -----           -----                 -----             -----
  Total United States                             1,143           1,082                 4,385             3,988

Canada                                              100              87                   288               279
Mexico                                               37              28                   114               103
                                                  -----           ------                -----             -----

  Total North America                             1,280           1,197                 4,787             4,370

Europe
Britain                                             122             102                   518               498
Germany                                              80             143                   353               444
Italy                                                59              56                   209               205
Spain                                                45              46                   180               155
France                                               44              54                   172               171
Other countries                                     175              95                   528               377
                                                  -----           -----                 -----             -----

  Total Europe                                      525             496                 1,960             1,850

Other international
Australia                                            30              35                   125               133
Brazil                                               26              34                   117               178
Argentina                                            16              16                    60                97
Taiwan                                               11              12                    56                77
Japan                                                 8               5                    32                25
Other countries                                      23              19                    83                93
                                                  -----           -----                 -----             -----

  Total other international                         114             121                   473               603
                                                  -----           -----                 -----             -----

Total worldwide vehicle unit sales                1,919           1,814                 7,220             6,823
                                                  -----           -----                 -----             -----
                                                  -----           -----                 -----             -----

Vehicle unit sales generally are reported worldwide on a "where sold" basis and include sales of all Ford-badged units, as well as units manufactured by Ford and sold to other manufacturers.

Prior periods were restated to correct reported unit sales.


                       Ford Motor Company and Subsidiaries

                        CONSOLIDATED STATEMENT OF INCOME
                        --------------------------------

              For the Years Ended December 31, 1999, 1998 and 1997
                     (in millions, except amounts per share)

                                                                              1999           1998           1997
                                                                           -----------    -----------    -----------
AUTOMOTIVE
Sales                                                                      $136,973       $119,083       $122,935

Costs and expenses:
Costs of sales                                                              119,046        103,905        107,994
Selling, administrative and other expenses                                    9,548          8,493          7,995
                                                                           --------       --------       --------
  Total costs and expenses                                                  128,594        112,398        115,989

Operating income                                                              8,379          6,685          6,946

Interest income                                                               1,428          1,331          1,116
Interest expense                                                              1,397            829            788
                                                                           --------       --------       --------
  Net interest income                                                            31            502            328
Equity in net income/(loss) of affiliated companies                              82            (38)           (88)
Net expense from transactions with
 Financial Services                                                             (45)          (191)          (104)
                                                                           --------       --------       --------

Income before income taxes - Automotive                                       8,447          6,958          7,082

FINANCIAL SERVICES
Revenues                                                                     25,585         25,333         30,692

Costs and expenses:
Interest expense                                                              7,679          8,036          9,712
Depreciation                                                                  9,254          8,589          7,645
Operating and other expenses                                                  4,653          4,618          6,621
Provision for credit and insurance losses                                     1,465          1,798          3,230
                                                                           --------       --------       --------
  Total costs and expenses                                                   23,051         23,041         27,208
Net revenue from transactions with Automotive                                    45            191            104
Gain on spin-off of The Associates                                                -         15,955              -
Gain on sale of Common Stock of a subsidiary                                      -              -            269
                                                                           --------       --------       --------

Income before income taxes - Financial Services                               2,579         18,438          3,857
                                                                           --------       --------       --------

TOTAL COMPANY
Income before income taxes                                                   11,026         25,396         10,939
Provision for income taxes                                                    3,670          3,176          3,741
                                                                           --------       --------       --------
Income before minority interests                                              7,356         22,220          7,198
Minority interests in net income of subsidiaries                                119            149            278
                                                                           --------       --------       --------
Net income                                                                 $  7,237       $ 22,071       $  6,920
                                                                           --------       --------       --------
                                                                           --------       --------       --------
Income attributable to Common and Class B Stock
 after preferred stock dividends                                           $  7,222       $ 21,964       $  6,866

Average number of shares of Common and Class B
 Stock outstanding                                                            1,210          1,211          1,195

AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK

Basic income                                                               $   5.99       $  18.17       $   5.75

Diluted income                                                             $   5.86       $  17.76       $   5.62

Cash dividends                                                             $   1.88       $   1.72       $  1.645

Prior period costs of sales and selling, administrative and other expenses were reclassified.



                       Ford Motor Company and Subsidiaries

                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                  (in millions)

                                                                                            December 31,      December 31,
                                                                                                1999              1998
                                                                                           --------------    ---------------

ASSETS
Automotive
Cash and cash equivalents                                                                   $  4,642          $  3,685
Marketable securities                                                                         18,943            20,120
                                                                                            --------          --------
   Total cash and marketable securities                                                       23,585            23,805

Receivables                                                                                    3,769             2,604
Inventories                                                                                    6,435             5,656
Deferred income taxes                                                                          3,872             3,239
Other current assets                                                                           4,126             3,405
Current receivable from Financial Services                                                     2,304                 0
                                                                                            --------          --------
   Total current assets                                                                       44,091            38,709

Equity in net assets of affiliated companies                                                   2,744             2,401
Net property                                                                                  42,317            37,320
Deferred income taxes                                                                          2,816             3,175
Other assets                                                                                  13,213             7,139
                                                                                            --------          --------
   Total Automotive assets                                                                   105,181            88,744

Financial Services
Cash and cash equivalents                                                                      1,588             1,151
Investments in securities                                                                        733               968
Finance receivables                                                                          113,298            97,176
Net investment in operating leases                                                            42,471            41,173
Other assets                                                                                  11,123             7,445
Receivable from Automotive                                                                     1,835               888
                                                                                            --------          --------
   Total Financial Services assets                                                           171,048           148,801
                                                                                            --------          --------

   Total assets                                                                             $276,229          $237,545
                                                                                            --------          --------
                                                                                            --------          --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Automotive
Trade payables                                                                              $ 14,450          $ 13,368
Other payables                                                                                 4,156             2,755
Accrued liabilities                                                                           19,321            16,925
Income taxes payable                                                                           1,862             1,404
Debt payable within one year                                                                   1,602             1,121
Current payable to Financial Services                                                              0                70
                                                                                            --------          --------
   Total current liabilities                                                                  41,391            35,643

Long-term debt                                                                                10,542             8,713
Other liabilities                                                                             33,247            30,133
Deferred income taxes                                                                          1,376               751
Payable to Financial Services                                                                  1,835               818
                                                                                            --------          --------
   Total Automotive liabilities                                                               88,391            76,058

Financial Services
Payables                                                                                       3,550             3,555
Debt                                                                                         139,919           122,324
Deferred income taxes                                                                          7,078             5,488
Other liabilities and deferred income                                                          6,775             6,034
Payable to Automotive                                                                          2,304                 0
                                                                                            --------           -------
   Total Financial Services liabilities                                                      159,626           137,401

Company-obligated mandatorily redeemable preferred securities of a subsidiary
 trust holding solely junior subordinated debentures of the Company                              675               677

Stockholders' equity
Capital stock
 Preferred Stock, par value $1.00 per share (aggregate liquidation preference
  of $177 million)                                                                                 *                 *
 Common Stock, par value $1.00 per share (1,151 million shares issued)                         1,151             1,151
 Class B Stock, par value $1.00 per share (71 million shares issued)                              71                71
Capital in excess of par value of stock                                                        5,049             5,283
Accumulated other comprehensive income                                                        (1,923)           (1,670)
ESOP loan and treasury stock                                                                  (1,417)           (1,085)
Earnings retained for use in business                                                         24,606            19,659
                                                                                            --------          --------
   Total stockholders' equity                                                                 27,537            23,409
                                                                                            --------          --------

   Total liabilities and stockholders' equity                                               $276,229          $237,545
                                                                                            --------          --------
                                                                                            --------          --------
- - - -
*Less than $1 million


                       Ford Motor Company and Subsidiaries

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------

              For the Years Ended December 31, 1999, 1998 and 1997
                                  (in millions)

                                                       1999                         1998                          1997
                                            ---------------------------  ----------------------------  ----------------------------
                                                            Financial                     Financial                     Financial
                                             Automotive     Services      Automotive      Services      Automotive      Services
                                            -------------  ------------  --------------  ------------  --------------  ------------

Cash and cash equivalents at January 1       $ 3,685       $  1,151        $ 6,316       $   1,618       $ 3,578       $  3,689

Cash flows from operating activities          16,500         12,540          9,622          13,478        13,984         13,650

Cash flows from investing activities
 Capital expenditures                         (7,945)          (590)        (8,113)           (504)       (8,142)          (575)
 Purchase of leased assets                         -              -           (110)              -          (332)             -
 Acquisitions of other companies              (6,342)          (144)             -            (344)            -            (40)
 Acquisitions of receivables and lease
  investments                                      -        (80,422)             -         (78,863)            -       (117,895)
 Collections of receivables and lease
  investments
  investments                                      -         46,646              -          49,303             -         86,842
 Net acquisitions of daily rental vehicles         -         (1,739)             -          (1,790)            -           (958)
 Purchases of securities                      (2,838)          (900)          (758)         (2,102)          (43)        (3,067)
 Sales and maturities of securities            2,352          1,100            590           2,271            13          3,520

 Proceeds from sales of receivables and
  lease investments
  lease investments                                -          9,931              -           8,413             -          5,197
 Net investing activity with
  Financial Services
  Financial Services                           1,329              -            642               -           258              -
 Other                                           (68)           119           (468)           (463)         (285)          (569)
                                             -------       --------        -------        --------       -------        -------
   Net cash used in investing activities     (13,512)       (25,999)        (8,217)        (24,079)       (8,531)       (27,545)

Cash flows from financing activities
 Cash dividends
 Cash dividends                               (2,290)             -         (5,348)              -        (2,020)             -
 Issuance of Common Stock                        336              -            157               -           310              -
 Issuance of Common Stock of a subsidiary          -              -              -               -             -            453
 Purchase of Ford Treasury Stock                (707)             -           (669)              -           (15)             -
 Preferred stock - Series B repurchase,
  Series A redemption                              -              -           (420)              -             -              -
 Changes in short-term debt                       64          5,547            497           7,475          (430)         6,210
 Proceeds from issuance of other debt          3,428         37,184          2,403          21,776         1,100         22,923
 Principal payments on other debt             (1,182)       (28,672)        (1,434)        (16,797)         (668)       (18,215)
 Net financing activity with Automotive            -         (1,329)             -            (642)            -           (258)
 Spin-off of The Associates cash                   -              -              -            (508)            -              -
 Other                                          (254)            88           (472)            (12)           16           (206)
                                             -------       --------        -------        --------       -------        -------
   Net cash (used in)/provided by
    financing activities
    financing activities                        (605)        12,818         (5,286)         11,292        (1,707)        10,907

Effect of exchange rate changes on cash          (69)          (279)           (54)            146          (119)            28
Net transactions with Automotive/
 Financial Services
 Financial Services                           (1,357)         1,357          1,304          (1,304)         (889)           889
                                             -------       --------        -------        --------       -------        -------

   Net (decrease)/increase in cash and
    cash
equivalents
    cash equivalents                             957            437         (2,631)           (467)        2,738         (2,071)
                                             -------       --------        -------        --------       -------       --------

Cash and cash equivalents at December 31     $ 4,642       $  1,588        $ 3,685        $  1,151       $ 6,316       $  1,618
                                             -------       --------        -------        --------       -------       --------
                                             -------       --------        -------        --------       -------       --------